Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.  Date of Material Change

July 31, 2019

Item 3. News Release

Hudbay issued a news release with respect to the material change referred to in this report on August 1, 2019. The news release was disseminated through the newswire services of GlobeNewswire. A copy of the news release is available on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

On August 1, 2019, Hudbay announced that late in the day on July 31st the U.S. District Court for the District of Arizona ("Court") issued a ruling in the lawsuits challenging the U.S. Forest Service's issuance of the Final Record of Decision ("FROD") for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time.

Item 5. Full Description of Material Change

On August 1, 2019, Hudbay announced that late in the day on July 31st the Court issued a ruling in the lawsuits challenging the U.S. Forest Service's issuance of the FROD for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time.

Hudbay believes the Court has misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont. As such the company will be appealing the Court's decision to the U.S. Ninth Circuit Court of Appeals.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The following senior officer of Hudbay is knowledgeable about the material change and this report:

Patrick Donnelly
Vice President and General Counsel
416-362-2576

Item 9. Date of Report

August 1, 2019